Exhibit 15.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors of eLong, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-126381) on Form S-8 of eLong, Inc. of our report dated June 24, 2008, with respect to the consolidated balance sheet of eLong, Inc. as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2007, which report appears in the December 31, 2008 annual report on Form 20-F of eLong, Inc. Our report on the consolidated financial statements refers to a change in the method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006.

/s/ KPMG
Hong Kong, China
June 17, 2009